United States Cellular Corporation

8410 West Bryn Mawr, Suite 700

Chicago, IL 60631

Telephone: 773-399-8900

Fax: 773-399-8959

December 6, 2007

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

RE:         United States Cellular Corporation

                Form 10-K for the Year ended December 31, 2006

                File No. 001-09712
                Filed April 23, 2007

Dear Mr. Spirgel:

This letter responds to your letter dated November 27, 2007, to Mr. Steven T. Campbell, Chief Financial Officer, of United States Cellular Corporation (“U.S. Cellular” or “Company”), regarding the comments of the Staff of the Securities and Exchange Commission (“SEC” or “Commission”) on the above-referenced filing.  The Staff’s comments are repeated below and are marked by number to correspond to the comment letter.  References to page numbers are those in the above-referenced document as filed, as indicated below.

Comment 1:

Form 10-K For the Year Ended December 31, 2006

Financial Statements and Notes

Note 7, Customer Lists, page 65

1.                                       We note your disclosures that “[c]ustomer lists, . . ., are amortized based on average customer retention periods using the double declining balance method in the first year, switching to the straight line method over the remaining estimated life”.  In this regard, advise us your basis in switching the amortization method from double declining balance to straight line method beginning the second year.

Response:

Financial Accounting Standards Board Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, paragraph 12, requires that an intangible asset shall be amortized over its useful life to the reporting entity and that the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.  The Company’s determination of the pattern in which the economic benefits of the intangible asset are consumed included reviewing both the Company’s overall churn rate or the churn rate specific to the market if the Company had an existing presence in the market, at the time of acquisition of each specific customer list, as well as the disconnects related to each specific customer list from the date of acquisition through September 30, 2006. Churn rate is defined as the number of customers who discontinued service in a particular month or annual period.   Based upon this review, the Company determined that the churn rates support an economic life of approximately five years and that, in the first year, the annual churn rate for the acquired customers, on average, was higher than the following years, ranging from 37% to 23%. Accordingly, the Company determined that an accelerated method such as a double declining balance method of amortization in the first year of the customer list amortization and changing to a straight line method in year two would appropriately match the asset’s amortization expense to the estimated pattern of the economic benefit of the customer lists.

Comment 2:

Note 20, Subsequent Events, page 83

2.                                       We note that you entered into an acceleration share repurchase (“ASR”) agreement to purchase 670,000 of your common shares from an investment banking firm for approximately $49.1 million or $73.22 per share.  We also note that the bank will purchase an equivalent number of shares in the open market over time in two years and that the ASR agreement requires you to pay or receive a price adjustment at the end of the program based on the average price of shares paid by the bank in acquiring those shares.  It appears that the ASR meets the definition of derivatives under paragraph 6 of SFAS 133.  As such, advise us how you have accounted for the ASR in the financial statements.

Response:

General Accounting Analysis

Emerging Issues Task Force Issue No. 99-7, Accounting for an Accelerated Share Repurchase Program (“EITF 99-7”) requires U.S. Cellular to account for the Accelerated Share Repurchase (“ASR”) structure as two separate transactions: “(a) as shares of common stock acquired in a treasury stock transaction recorded on the acquisition date and (b) as a forward contract indexed to its own common stock”. The treasury stock purchase was recorded as an immediate reduction of common shares outstanding on U.S. Cellular’s balance sheet and in its earnings per share calculations. The forward contract meets the definition of a derivative under paragraph 6 of Statement of Financial

Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). However, U.S. Cellular determined that this ASR contract was scoped out of SFAS 133 and, therefore, the accounting guidance in SFAS 133 was not applicable.  SFAS 133, paragraph 11(a), indicates that the following type of contract should not be considered a derivative instrument for purposes of applying guidance in SFAS 133: “Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position”. The forward contract in the ASR transaction was indexed only to U.S. Cellular stock and, therefore, criterion (1) was met. An analysis of Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”) and EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”), led U.S. Cellular to conclude that the forward contract should be classified as equity and, therefore, criterion (2) was also met.  U.S. Cellular initially measured the forward contract at fair value and reported it in permanent equity.  In accordance with EITF 00-19, no subsequent mark-to-market (fair value) adjustments have been made to this instrument.  The classification of the forward contract is reassessed at each balance sheet date to confirm that equity classification continues to be appropriate.

U.S. Cellular’s parent company, Telephone and Data Systems, Inc. (“TDS”), previously delivered to the Staff an Accounting Review Memorandum dated April 5, 2007 related to the foregoing transaction that was prepared contemporaneously with such transaction.  This memorandum was delivered to Mr. Larry Spirgel, with a copy to Mr. Andrew Mew, under cover of a letter dated November 21, 2007, from Douglas D. Shuma, Senior Vice President and Corporate Controller, of TDS.   This letter and memorandum were delivered in support of a response by TDS to a similar comment from the Staff in a letter to TDS dated October 31, 2007.  As noted on the signature page to such memorandum, such memorandum was approved by the undersigned and other appropriate accounting personnel at U.S. Cellular and represents the views of U.S. Cellular as well.

The Company’s management has reviewed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors and with its independent public accounting firm, PricewaterhouseCoopers, LLP.

In connection with responding to the Staff’s comments, the Company acknowledges that

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (773) 399-4850.

Sincerely,

United States Cellular Corporation

By:	/s/ Steven T. Campbell
Steven T. Campbell
Executive Vice President — Finance,
Chief Financial Officer and Treasurer